UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
SANTANDER CONSUMER USA HOLDINGS INC.
(Name of Issuer) Common Stock
(Title of Class of Securities) 80283M 101
(CUSIP Number) December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80283M 101
1	Name of Reporting Person: Santander Holdings USA, Inc. I.R.S. Identification Number of Above Person (Entities Only): 23-2453088

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Virginia

	5	Sole Voting Power 210,995,049
Number of Shares Beneficially Owned by Each Reporting Person With	6	Shared Voting Power 0
	7	Sole Dispositive Power 210,995,049
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 210,995,049
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 60.5%(1)
12	Type of Reporting Person CO

(1) Based on Based on 348,977,625.00 shares of Common Stock outstanding, as of February 2, 2015 as reported by the Issuer to the Reporting Person.

Item 1(a).	Name of Issuer. The name of the issuer is Santander Consumer USA Holdings Inc. (the "Issuer").
Item 1(b).	Address of Issuer's Principal Executive Offices. The principal executive offices of the Issuer are located at 1601 Elm St., Suite #800, Dallas, Texas 75201.
Item 2(a).	Names of Persons Filing. This Schedule 13G is filed on behalf of Santander Holdings USA, Inc.
Item 2(b).	Address or Principal Business Office or, if none, Residence. 75 State Street, Boston, Massachusetts, 02109
Item 2(c).	Citizenship. Santander Holdings USA, Inc. is organized under the laws of the state of Virginia.
Item 2(d).	Title of Class of Securities. Common Stock, par value $0.01 per share (the "Common Stock").
Item 2(e).	CUSIP Number. 80283M 101

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-3(b) or (c), check whether the person filing is a:
☒ Not Applicable
(a)	☐ Broker or dealer registered under section 15 of the Act;

(b)	☐ Bank as defined in section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act;

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4. Ownership:

The information required by Item 4 is set forth in Rows 5-11 of the cover page hereto and is incorporated herein by reference.

The Reporting Person, DDFS LLC and Sponsor Auto Finance Holdings Series LP are parties to a Shareholders Agreement, which provides certain board nomination rights to the Reporting Person and certain voting obligations in connection with those rights.  The beneficial ownership reported for the Reporting Person does not include an aggregate of 34,598,506 shares of Common Stock held by DDFS LLC and the Reporting Person disclaims beneficial ownership of any shares of Common Stock owned by DDFS LLC and the reference to such shares in this Schedule 13G shall not be deemed to be an admission of beneficial ownership of the reported shares for the purposes of Section 13(d) of the Act or otherwise.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2015	Santander Holdings USA, Inc.

By: /s/ Gerard A. Chamberlain
Name: Gerard A. Chamberlain
Title: Senior Vice President and Assistant Secretary